ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax:404-881-7777

www.alston.com

Lesley H. Solomon	Direct Dial: 404-881-7364	E-mail: lesley.solomon@alston.com

April 28, 2010

VIA EDGAR AND FACSIMILE

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Paladin Realty Income Properties, Inc. Post-Effective Amendment No. 7 to Registration Statement on Form S-11 Filed April 9, 2010 File No. 333-146867

Dear Ms. Barros:

This letter sets forth the response of Paladin Realty Income Properties, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided April 16, 2010, with regard to the above-referenced filing. For your convenience, we have set forth below the Staff’s comment followed by the relevant response.

Supplement No. 1

1.	Comment: Please update the prospectus supplement to discuss your experience with redemptions during the most recent fiscal year and the current fiscal period to date. Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.

Response: The Company will include the following in a section entitled “Information Regarding Share Redemptions” in the final version of Supplement No. 1, filed pursuant to Rule 424(b)(3), in response to the Staff’s comment:

Information Regarding Share Redemptions

During the year ended December 31, 2009, we received requests to redeem 245,343 shares of common stock, of which we redeemed 143,240 shares of common stock for approximately $1,330,188 ($9.30 per share). We funded these redemptions exclusively from proceeds we received in our distribution reinvestment plan. For the same period, due to the limitations of our program, we were not able to redeem 102,103 shares of common stock. During the quarter ended March 31, 2010, we redeemed 38,239 of these shares with additional proceeds received in our distribution reinvestment plan during the period.

During the quarter ended March 31, 2010, we also received additional requests to redeem 52,963 shares of common stock. In April 2010, we redeemed 13,227 shares of common stock for approximately $123,008 ($9.30 per share). We funded these redemptions exclusively from proceeds we received in our distribution reinvestment plan. Pursuant to the terms of our share redemption program and subject to available funding from proceeds received in our distribution reinvestment plan, we will redeem the remaining 103,601 shares requested with funds received from our distribution reinvestment plan in subsequent months.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia Barros

April 28, 2010

The Company has also filed today its definitive proxy statement on Schedule 14A for its 2010 Annual Meeting of Stockholders which is incorporated by reference into the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

The Company has authorized us to acknowledge on its behalf that (i) should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response to the Staff’s comment. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 881-7364.

Sincerely,

/s/ Lesley H. Solomon
Lesley H. Solomon

cc:	Ms. Whitney A. Greaves
Ms. Rosemarie A. Thurston